EXHIBIT 4.1

SUB-CONTRACTING AGREEMENT

BETWEEN

Hyundai Syscomm Corp.

AND

MSGI Security Solutions, Inc.

Dated as of: October 25, 2006

THIS AGREEMENT is dated as of October 25, 2006.

Parties

(1)	Hyundai Syscomm Corp. a California corporation which has its headquarters at 228 Hamilton Avenue, Palo Alto, CA 94301 (“Contractor”).

(2)	MSGI Security Solutions, Inc. a Nevada corporation which has its headquarters at 575 Madison Avenue, New York, NY 10022 (“MSGI”).

Background

A.
Contractor and its Affiliates, amongst other things, design, manufacture, supply, market, sell, install and maintain wireless networks and components and security systems throughout the world (“Contractor’s Primary Business”).

B.	MSGI and its Affiliates, amongst other things, supply, market, sell, install and maintain wired and wireless encrypted video security and perimeter security systems (“MSGI’s Primary Business”).

C.	Contractor and its Affiliates, on the one hand, and MSGI and its Affiliates, on the other hand, believe that:

(i)
MSGI and its Affiliates have the knowledge and capability to integrate their MSGI’s Primary Business with Contractor’s Primary Business by retrofitting wireless encrypted video security systems into established wireless networks and by integrating such systems into pending and future wireless infrastructure projects around the world that Contractor and its Affiliates procure;

(ii)
the integration of MSGI’s Primary Business into Contractor’s present and future projects in Contractor’s Primary Business will enhance Contractor’s ability to maximize its profits and make its offerings to present and potential clients more attractive; and

(iii)	MSGI’s relationship with Contractor and its Affiliates will enable MSGI to greatly expand its worldwide exposure, revenues and enterprise value.

D.	Contractor represents that it will have the right to hire MSGI on each project on which it requests MSGI’s involvement.

E.	MSGI represents that it will have the right to work for Contractor on each project on which it agrees to participate with Contractor.

NOW THEREFORE, in consideration of the promises and the mutual covenants set forth herein, the Parties agree as follows:

1. DEFINITIONS

Capitalized terms used in the Agreement, unless defined in the text of the Agreement, shall have the meanings specified in this Section 1.

1.1.	Affiliate means any company, which is under common control with, controls, or is controlled by, either one of the Parties to the Agreement.
1.2.	Agreement means this document, Annexes and all amendments and changes signed by the Parties.
1.2.	Attachment means a document agreed between the Parties and attached to this Agreement forming an integral part hereto.
1.4.	Common Shares means the Nine Hundred Thousand (900,000) shares of Common Stock issuable to Contractor pursuant to the Subscription Agreement.
1.5.	Common Stock means the common stock, par value $.01 per share, of MSGI.
1.6.	License Agreement means the License Agreement dated September 11, 2006 between MSGI, as licensor, and Contractor, as Licensee.
1.7.	Registration means the registration under the Securities Act of 1933 of the resale of all Common Shares.
1.8.	Registration Rights Agreement means the Registration Rights Agreement dated the date hereof between Contractor and MSGI.
1.9.	Section 2.2 Update means a quarterly update provided by Contractor pursuant to Section 2.2.

1.10.	Subscription Agreement means the Subscription Agreement dated the date hereof between MSGI and Contractor.
1.11.	Term means the term of this Agreement as determined pursuant to Section 4.

2. RESPONSIBILITIES OF CONTRACTOR

Contractor’s responsibilities during the Term shall include the following:

2.1.
Contractor will provide MSGI with sub-contract payments during the Term against deliverables to be mutually agreed between the Parties as quickly as possible after the execution and delivery of this Agreement. All sub-contract payments to MSGI by Contractor shall be subject to Contractor’s prior receipt of contract revenues from the contract counterparty with respect to the work performed or products supplied by MSGI. MSGI acknowledges that contract payments to Contractor with respect to work required to have been performed or products required to have been supplied by MSGI (“MSGI Deliverables”) may be reduced or delayed by a Contractor counterparty due to the quality or timeliness of the MSGI Deliverables. MSGI agrees to take all commercially reasonable actions to correct the reason for such reduction or delay, and Contractor agrees to take all commercially reasonable actions to encourage Contractor counterparties to accept and pay for all corrected MSGI Deliverables.

2.2
On or prior to the last day of each calendar quarter during the Term, Contractor shall deliver to MSGI a Section 2.2 Update that sets forth a minimum in contract revenues based on US GAAP during the subsequent 12-month period. By way of illustration of the foregoing, on or prior to December 31, 2006, Contractor shall provide MSGI with a Section 2.2 Update that sets forth the minimum Dollar amount of sub-contract US GAAP revenues to be provided to MSGI during the 12-month period ending December 31, 2007, and on or prior to March 31, 2007, Contractor shall deliver to MSGI a Section 2.2 Update that sets forth the minimum Dollar of sub-contract US GAAP revenues to be provided to MSGI during the 12-month period ending March 31, 2008.

2.3.
Contractor will provide MSGI with the opportunity to participate with Contractor in contracts Contractor and its Affiliates now have or hereafter seek to obtain during the Term (“Contracts”), where MSGI’s participation would enhance the value of the Contract to Contractor by adding a wired and wireless encrypted video security component, and perimeter security to the scope of work of such Contract.

3. RESPONSIBILITIES OF MSGI

MSGI’s responsibilities during the Term shall include the following:

3.1.	MSGI shall continue sub-contracting work for Contractor as long as Contractor procures the approvals deemed necessary by Contractor for MSGI’s participation under all relevant contracts.

3.2.
MSGI shall provide Contractor and its Affiliates on a timely basis with all assistance needed to integrate MSGI’s wired and wireless encrypted video security components and perimeter security into Contractor’s plan of work for each contract under which MSGI is a sub-contractor.

3.3.
MSGI will design a technical solution to address the video surveillance and perimeter security needs of Contractor and its Affiliates. The Parties will mutually agree in advance upon the acceptance criteria for the solution. Upon acceptance, MSGI will proceed with the implementation of the solution. This will include the assembly of the necessary hardware and software components and features, the delivery of same to Contractor for deployment at the site of Contractor’s projects, and appropriate guarantees of performance by MSGI to assure Contractor that MSGI will perform its responsibilities according to contract specifications and on a timely basis.

3.4	MSGI shall maintain the confidentiality of the counterparty to each Contract but may make known that Contractor is the counterparty to this Agreement.

4. TERM OF AGREEMENT

This Agreement shall be valid for a period of three (3) years from its date (the “Period”). The Period shall be renewed for additional one-year periods unless the Agreement is terminated by either Party pursuant to Section 25. Even if the Period isn’t renewed, the responsibilities of the Parties, which started during the Period and which stays to a duration after the end of the Period, shall continue in accordance with the Agreement.

5. CONSULTATION

3.12.
The Parties shall have periodic review meetings, where their authorized representatives shall consult with each other with respect to existing and prospective projects on which MSGI is sub-contracting or may be expected to sub-contract to Contractor.

3.12.	The Parties shall exchange information on design changes or improvements to their respective products and services, new products, market, demographic and similar matters as mutually agreed.

6. THE COMMON SHARES

6.1.
MSGI represents and warrants that its Board of Directors has ratified the execution and delivery of this Agreement, the License Agreement, the Subscription Agreement, the Registration Rights Agreement, the Common Shares, and the transactions contemplated hereby and thereby.

6.2.
Pursuant to the Subscription Agreement, MSGI has caused its transfer agent to issue and deliver a stock certificate evidencing Eight Hundred Sixty Five Thousand (865,000) shares of Common Stock registered in the name of Contractor’s nominee, Anyuser, Inc.

6.3.
MSGI will cause its transfer agent to deliver a stock certificate evidencing Thirty Five Thousand (35,000) shares of Common Stock registered in the name of Contractor’s nominee, Anyuser, Inc., as soon as permitted by Nasdaq Rule 4350(i).

7. REGISTRATION

The Registration Rights Agreement provides Contractor with certain contractual rights with respect to Registration of the resale by Contractor of the Common Shares.

8. CONFIDENTIAL INFORMATION AND INVENTION ASSIGNMENT AGREEMENT

MSGI agrees to execute and deliver to Contractor a Confidential Information and Invention Assignment Agreement in the form of Annex A attached hereto.

9. PRODUCT WARRANTY

9.1.
MSGI warrants to Contractor that, as of the date title to products supplied by MSGI passes to Contractor or the contract counterparty, MSGI will have the right to sell, transfer, and assign such products and the title conveyed by MSGI shall be good.

9.2.
MSGI guarantees to Contractor that the MSGI products and product components supplies to Contractor for each project on which MSGI sub-contracts shall be provided without any material and craftsmanship defects and that the products or product components shall be in compliance with all MSGI Technical Specifications. In case a defect or lack of conformity is detected during the guarantee period in a product or product component supplied by MSGI during the normal and correct usage, Contractor shall inform MSGI about the incident promptly and shall follow the instructions of MSGI concerning the return of the defective of non-conforming product or product component. MSGI shall decide to repair or change the product or product component returned to MSGI, without requesting any material or craftsmanship expenses. In case technical operational defects due to manufacturing defects are detected, the changed product or product components shall be changed by MSGI with new products or product components. The guarantee periods for the products and product components provided by MSGI shall be the twelve (12) months following the assembly of the products and product components by Contractor. Expenses caused by the defects of the products shall be met by MSGI.

9.3.
Warranty replacement product components are warranted to be in good working order for the unexpired warranty period. The costs of transportation, risk of loss and customs duties related to the shipment of product and/or product components for repair or replacement from Contractor to MSGI shall be for the account of Contractor. The costs of transportation, risk of loss and customs duties related to the shipment of repaired or replacement products and/or product parts from MSGI to Contractor are for the account of MSGI

9.4.
The foregoing warranty does not extend to products or product components that have (a) been subjected to misuse, neglect, power failures or surges, lightning, fire, flood, pest damage or accident, (b) been repaired or altered contrary to MSGI’s instructions, (c) been improperly handled, installed, stored, or maintained, (d) been used contrary to MSGI instructions.

10. SOFTWARE WARRANTY

10.1.
MSGI guarantees Contractor that, all software supplied by MSGI to Contractor is debugged from errors which may affect the performance of the software set in accordance with its technical specifications. During the guarantee period, in case an error, which may affect the performance, defined in the technical specifications, is detected in the software mentioned in Section 10.1, after the instructions of MSGI are followed and the defected software is returned to MSGI, MSGI shall fix or change the aforementioned software without any charges. MSGI shall do its best to fix or change the software.

10.2.	The warranty period for software provided by MSGI will be 12 months from the date of installation of the software by Contractor.

10.3.
When it discovers a defect subject to this warranty, Contractor shall contact MSGI and based on the nature of the request, Contractor will be advised as to the estimated time for trouble clearance or provided with the information requested. MSGI will be responsible for resolution of all troubles reported.

MSGI makes no warranty as to the following: defects other than those which result in performance not in conformance with MSGI’s specifications and which have a significant impact on the user of a product; defects related to Contractor’s or its End Users’ misuse, neglect, accident or abuse; defects related to Contractor’s or its End Users’ alteration of software.

11. WARRANTY DISCLAIMER

THE WARRANTIES FOR PRODUCTS AND SOFTWARE SET FORTH IN SECTIONS 9 AND 10 ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER EXPRESS AND IMPLIED WARRANTIES, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. CONTRACTOR’S SOLE AND EXCLUSIVE REMEDY SHALL BE MSGI’S OBLIGATION TO CORRECT OR REPLACE, AS SET FORTH IN SECTIONS 9 AND 10.

12. REPAIRS NOT COVERED UNDER WARRANTY

12.1.
In addition to repairs provided for in the warranty sections, MSGI will, during the Term and for a period of 5 years thereafter, provide repair services for such reasonable charges as may from time to time be specified by MSGI. Products to be repaired under this Section must be returned by Contractor to a location designated by MSGI. The repaired product or product component will be shipped to Contractor.

12.2.
It is understood that, to facilitate the process of product or product components returned to MSGI for non-warranty repair, new factory reconditioned, refurbished, remanufactured, or functionally equivalent replacement product component may be shipped. Replacement and repaired product or product components shall be warranted for a period of three (3) months from the date of installation.

12.3.
All transportation costs, custom duties, risk of loss and damage to product or product components returned for repair under this section will be borne by Contractor, and all transportation costs, custom duties, and in-transit risk of loss and damage to such repaired or replacement product or product components returned to Contractor will be borne by MSGI.

13. TRAINING

MSGI shall provide training for the assembly, maintenance and usage of the test equipment, and shall charge its most favored prices to Contractor, in case another agreement concerning the topic isn’t agreed upon by the Parties. The Parties shall jointly decide on the location of these aforementioned trainings. In case another agreement isn’t agreed upon by the Parties, the provided trainings and all the printed literature shall be English. The initial product trainings shall be provided by MSGI as part of the initial system offering.

14. PRICES

MSGI shall provide such bid information as Contractor reasonably requires in order for Contractor to bid on contracts in which MSGI acts as a sub-contractor.

15. INVOICING AND PAYMENTS

15.1.	Unless otherwise agreed, the provisions in this Section shall apply to invoicing and payments.

15.2.
Contractor shall effect all payments due to MSGI net in US Dollars (USD) to the MSGI bank account indicated in the applicable invoice. All price information on invoices and related documents shall be in US Dollars.

15.3.	The whole of the order price (100%) shall be paid by Contractor, without any interest, within ten (10) days of Contractor’s receipt of contract payments which include items supplied by MSGI.

15.4.	Letter of Credit - To be determined and mutually agreed.

16. DELIVERY AND TITLE

16.1.	All deliveries by MSGI to Contractor shall be made to Contractor FOB New York in accordance with the Incoterms 2000.

16.2.
Title and risk of loss to the products (except as provided in Section 19 with regard to Firmware) shall pass to Contractor on delivery, without thereby in any way waiving MSGI’s right to any payment not yet received at that time.

17. IMPORTATION EXPENSES AND TAXES

Contractor shall be responsible for payment for all taxes, customs duties and other governmental charges, however designated, associated with importation of the products into the country where the contract is to be performed. Contractor shall reimburse MSGI for any such taxes, duties and charges that MSGI advances or pays.

18. NOTICES

All notices, which shall or should be made in compliance with this hereby Agreement, shall be made in written form and to the addresses set forth herein, or to the addresses notified to the other Party in written form afterwards; and when these notices are received then they shall be accepted as made. Notices made with faxes or e-mails shall only be accepted, in case the sending may be proved:

19. FIRMWARE

No title or other ownership rights in Firmware or any copy thereof shall pass to Contractor under this Agreement. Contractor agrees that it shall not alter any notices on, prepare derivative works based on, or reproduce, disassemble or decompile any Software embodied in Firmware recorded in the products.

20. USE OF INFORMATION

20.1.
All information, which is marked with a restrictive notice or otherwise tangibly designated as proprietary, or in the case of oral information, is disclosed on a confidential basis, and which is furnished by one Party to the other Party (“Information”), shall remain the property of the disclosing Party and shall be returned to the disclosing Party upon request.

20.2.
Unless the disclosing Party agrees otherwise in writing, such Information: (i) shall be treated in confidence by the receiving Party and used only for purposes of its performance under this Agreement; (ii) shall not be reproduced or copied in whole or in part, except as necessary for use as authorized in this Agreement; and (iii) shall, together with any copies thereof, be returned or destroyed or may, if in the form of software or firmware recorded on an erasable storage medium, be erased when no longer needed or when this Agreement terminates, whichever occurs first.

20.3.
The above conditions in Section 20.2 do not apply to any part of the Information which: (i) is known to receiving Party free of any obligation to keep it in confidence; (ii) is contained in a document generally available to the public through acts not attributable to the receiving Party; (iii) is generally known in the industry, other than as a result of improper action by the receiving Party; (iv) is wholly and independently developed by the receiving Party as evidenced by contemporaneous documentation; or (v) is proprietary to the disclosing Party but not confidential; (vi) must be disclosed pursuant to the Securities Exchange Act of 1934; or (vii) must be disclosed on a “need to know” to directors, officers, employees or agents to permit a Party to discharge its duties under this Agreement.

21. INTENTIONALLY OMITTED

22. TRADEMARKS AND MARKINGS

MSGI hereby consents and grants Contractor permission to utilize certain MSGI designated trademarks, insignia and symbols (“Marks”) in Contractor’S advertising and promotion of the contracts on which MSGI is a sub-contractor.

23. MUTUAL LIMITATION OF LIABILITY

23.1.	No action or proceeding against a Party or its Affiliates under this Agreement may be commenced more than twelve (12) months after the cause of action accrues.

23.2.	This Article shall apply and remain operative notwithstanding the failure of an exclusive remedy.

24. INDEMNITY

24.1.
General Litigation: - Either Party (for the purpose of this paragraph, an “Indemnifying Party”) will defend and indemnify the other Party (an “Indemnified Party”) for any settlement or final judgment that arises out of a claim or suit by third parties to the extent that such claim or suit is based on an action for negligent acts or omissions of the Indemnifying Party. An Indemnifying Party’s obligation to indemnify will be reduced to the extent that the settlement or judgment is attributable to the actions of the Indemnified Party. The Indemnified Party will give the Indemnifying Party prompt notification of any claim or suit and will co-operate in the defence or settlement thereof. The Indemnifying Party will be responsible for all attorney’s fees and costs incurred in defending or settling any claim or suit. In no event will the liability of an Indemnifying Party under this Article exceed $250,000 (U.S.) (inclusive of legal fees).

24.2.
Patent, Trademark and Copyright Litigation: - MSGI shall, subject to the conditions and exceptions stated in this paragraph, defend or settle all suits against Contractor or any of Contractor’s contractual counter parties alleging that any product or product component including Firmware provided by MSGI (for the purpose of this paragraph the term “Product” shall be read to mean product and product component, including Firmware) furnished hereunder infringes any U.S. patent, U.S. trademark or U.S. copyright, by reason of its use, in accordance with MSGI’s specifications, and shall pay all damages and costs which by final judgement of a court of competent jurisdiction may be assessed against or on account of such infringement; provided that MSGI (i) shall have had prompt written notice from Contractor of the claim of such infringement and full opportunity and authority to assume the sole defence of and to settle such claims or suits, and (ii) shall have been furnished, upon MSGI’s request, by Contractor with all information and assistance available to Contractor for such defence or settlement. If the use of the product shall be or is likely to be enjoined, MSGI at its sole discretion will either (a) procure for Contractor a license or other right to continue use and sale of the product; or (b) replace the enjoined product with a suitable substitute free of any infringement; or (c) modify them so they become non-infringing. Contractor agrees to indemnify and save harmless MSGI and its suppliers and Affiliates from all costs, expenses, liabilities and claims for (a) infringement of any intellectual property rights arising from adherence to instructions, specifications or drawings which MSGI is directed by Contractor to follow; or (b) infringement of any intellectual property rights related to Contractor’s use of the product in combination with any item or items not furnished by MSGI.

25. TERMINATION AGREEMENT

This Agreement may be terminated by either Party, in its sole discretion, upon sixty (60) days’ prior written notice if the other Party has materially breached this Agreement and such breach (provided it is capable of remedy) remains uncured for a period of thirty (30) days following receipt of notice of such failure, default or breach; or if any material written representation made by the other Party shall not be true and correct as of the relevant publication date.

26. FORCE MAJEURE

Neither Party shall be held responsible for any delay or failure in performance of any part of the Agreement to the extent such delay or failure is caused by: fire; flood; explosion; war or the engagement of hostilities; strike; embargo; labor dispute; government requirement; acts or failure to act of civil or military authority; acts of God or the public enemy; inability to secure materials or transportation facilities; acts or omissions of carriers or suppliers; or any other causes beyond its control, whether or not similar to the foregoing (hereafter, a “Force Majeure Condition”).

27. CHOICE OF LAW AND SETTLEMENT OF DISPUTES

27.1.	This Agreement shall be administered and interpreted in accordance with the Swiss Federal Laws.

27.2.
All conflicts arising about or in connection with this hereby Agreement shall be settled by 3 arbiters in accordance with the rules and regulations of the International Chamber of Commerce. The arbitration shall be conducted at Geneva and the arbitration language shall be English.

28. ASSIGNMENT

This Agreement shall not be assigned by either Party in whole or in part, without the prior written consent of the other Party, (such consent not to be unreasonably withheld). Any such “assignment” shall include, without limitation, a merger, sale, or transfer of control, by operation of law or otherwise.

29. SUBCONTRACTING
Each Party may subcontract any or all of the work to be performed by them under the terms and conditions of the Agreement, but MSGI and Contractor shall retain the responsibility for the work subcontracted.

30. EXPORT CONTROL REGULATIONS

30.1.
MSGI and its Affiliates shall: (i) procure the necessary exportation licenses from the United States Chamber of Commerce or from the country of origin; and (ii) shall export the products and product components. MSGI and its Affiliates are responsible for providing the European Compliance Certificates (CE) due to the European Exportation rules.

30.2.	Contractor shall be responsible for importing the products and product components into each country where a contract is to be performed and where MSGI is a sub-contractor.

30.3.	Contractor agrees to provide to MSGI, upon its request, all necessary assistance to facilitate the procurement of such required export licenses.

30.4.
In case Contractor has signed an agreement with its customer, and has placed an order to MSGI, then MSGI is responsible for providing the mentioned products on time, and in case a delay occurs or MSGI isn’t able to obtain the necessary exportation licenses, then MSGI shall be held responsible and Contractor shall have the right to demand a compensation.

30.5.
Contractor acknowledges that the commodities transmitted or sold under the Agreement may in fact be subject to export and re-export restrictions under the United States Department of Commerce Export Control Regulations (the “Regulations”) and may require the specific written permission of the United States Department of Commerce to export or re-export the commodities outside the country of destination of such commodities listed in MSGI’s bill of lading (the “Destination Country”). Contractor further acknowledges that any product manufactured by Contractor or its agents incorporating any item(s) furnished hereunder may also require the specific written permission of the United States Department of Commerce for export for the Destination Country, as described in Part 776.12 of the Regulations.

30.6.
Contractor hereby assures MSGI that it does not intend to and will not knowingly, without the prior written consent, if required, of the Office of Export Administration of the United States Department of Commerce, Washington, D.C. 20230, transmit directly or indirectly, sell, transfer, or, convey (i) any of the technical information (including technology and information included in the product components) or software furnished by MSGI; or (ii) any immediate product (including materials, processed and services) produced directly by the use of any such technical information to (1) Afghanistan, the People’s Republic of China, Iraq or any Group Q, S, W, Y or Z country as specified in Supplement No. 1 to Part 770 of the Regulations; or (2) any citizen or resident of the aforementioned countries; or (3) any individual, person or entity appearing on the Table of Denial orders as published in Supplements Nos. 1 and 2 to Part 788 of the Regulations. Current copies of such lists and tables will be provided by MSGI to Contractor upon request.

30.7.	Contractor agrees to inform MSGI promptly in writing of any such written consent issued by the United States Office of Export Administration.

30.8.
Contractor agrees that it will not, without the prior written consent of MSGI and the prior written authorization of the United States Department of Commerce, export directly or indirectly, any information or product components including any associated Firmware covered by the Agreement to any country outside of the country in which the contract on which MSGI supplied such information or product components is to be performed.

30.9.	Contractor acknowledges that its obligations under this Article shall survive the termination of the Agreement.

31. U.S. FOREIGN CORRUPT PRACTICES ACT

Contractor acknowledges that it is familiar with and fully understands the provisions of the U.S. Foreign Corrupt Practices Act of 1977 and its subsequent amendment of 1988 (“the Act”), and that with respect to the Act neither Contractor nor any officer, director, employee or agent of Contractor shall do or be instructed to do any of the following: (a) pay or give anything of value, either directly or indirectly, to an official of any government or any political party for the purpose of influencing an act or decision in his official capacity, or inducing him to use his influence with the government in order to assist Contractor in obtaining or retaining business for or with, or directing business to, any person, or for any other purpose whatsoever; or (b) take any act or use any compensation received for any purpose which would constitute a violation of any law of the U.S. or any political subdivision within the Territory, including the Act.

32. WAIVER

No failure to exercise and no delay or partial exercise of a right or power conferred upon a Party under the terms of the Agreement shall operate as a waiver of such right or power.

33. SURVIVAL OF OBLIGATIONS

The liabilities of the Parties concerning this Agreement shall continue even after the termination of the contract due to their commercial nature. As an example refer to Paragraph 5.

34. SEVERABILITY

If any section, paragraph or Article in the Agreement shall be held to be invalid or unenforceable, then the meaning of such section, paragraph or Article (the “Element”) shall be construed so as to render it enforceable, to the extent feasible; and if no feasible interpretation would save such section, paragraph or Article, it shall be severed from the Agreement and the remainder of the Agreement shall remain in full force and effect. However, in the event any Element is considered an essential commercial or legal element of the Agreement by either MSGI or Contractor, the Parties shall promptly negotiate and implement a replacement therefor.

35. GOVERNING LANGUAGE

This Agreement has been made and executed in the English language. In case of conflict between the Agreement and any translation thereof from English, this English counterpart of this Agreement shall control.

36. ENTIRE AGREEMENT

The terms and conditions contained in the Agreement supersede all prior oral or written understandings between the Parties with respect to the subject matter hereof, shall constitute the entire agreement between them concerning the subject matter of the Agreement and shall not be contradicted, explained or supplemented by any course of dealing or course of performance between MSGI or any of its Affiliates and Contractor. There are no understandings or representations, expressed or implied, not expressly set forth in this Agreement. This Agreement shall not be modified or amended except by a written document signed by the Parties hereto; provided, however, that Contractor shall be able to unilaterally supplement Section 2.1 by the delivery of Section 2.1 Updates pursuant to Section 2.2.

IN WITNESS WHEREOF the Parties have caused the Agreement to be signed by their duly authorized representatives effective as of the date written above.

HYUNDAI SYSCOMM CORP

By:
Name: Benjamin Byun
Title: Chairman of the Board

MSGI SECURITY SOLUTIONS, INC

By:
Name: Jeremy Barbera
Title: Chairman of the Board